UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024 (Report No. 2)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Private Placement Offering

On November 17, 2024, Swvl Holdings Corp (“Swvl” or the “Company”) entered into a definitive securities purchase agreement for a private placement financing with certain investors, including certain board members of the Company (the “Securities Purchase Agreement”). Under the Securities Purchase Agreement, the investors have agreed to purchase 981,211 of the Company’s ordinary shares, $0.0025 par value per share or pre-funded warrants in lieu thereof, at a purchase price of $4.79 per share. The offering is expected to result in gross proceeds to the Company of $4.7 million. The Company intends to use the net proceeds from the sale of the securities for working capital and general corporate purposes, including the including the expansion of its operations in the United States. The closing of the offering is expected to occur on or about November 19, 2024, subject to the satisfaction of customary closing conditions.

The purchasers in the offering also agreed to execute lock up and leak out agreements (the “Lock Up Agreement”) pursuant to which they agreed to lock up the securities purchased in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchased for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements.

This Report on Form 6-K (the “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

On November 18, 2024, Swvl issued a press release titled: “SWVL Announces Pricing of $4.7 Million Private Placement Priced At-the-Market Under Nasdaq Rules to Accelerate Expansion in High Value Markets.” A copy of this press release is furnished herewith as Exhibit 99.1.

The foregoing summaries of the Securities Purchase Agreement, pre-funded warrants, and Lock Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, pre-funded warrant and the Lock Up Agreement, which are attached as Exhibits 99.2, 99.3, and 99.4, respectively, to this Report and are incorporated herein by reference.

This Report incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “SWVL Announces Pricing of $4.7 Million Private Placement Priced At-the-Market Under Nasdaq Rules to Accelerate Expansion in High Value Markets.”
99.2	Form of Securities Purchase Agreement
99.3	Form of Pre-Funded Warrant
99.4	Form of Lock Up and Leak Out Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: November 18, 2024	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer